Exhibit 99.4

Descartes Holding Conference Call Today to Discuss Recent Acquisitions That Add New Electronic Regulatory Filing Services to its Global Logistics Network

WATERLOO, Ontario — July 5, 2006 — On-demand logistics software-as-a-service (SaaS) specialist The Descartes Systems Group Inc. will hold a conference call today at 8 a.m. EDT to discuss its recent acquisitions of Flagship Customs Services Inc. (FCS) and ViaSafe Inc. and plans to help transportation providers, logistics intermediaries and government agencies comply with and enforce regulations impacting cross-border shipments.

Descartes will offer regulatory compliance technologies developed by both companies as a value-added service for customers of its electronic logistics network, called the Global Logistics Network or GLN. Descartes said governments are mandating that shipment information be filed electronically, often in advance of the shipment’s arrival at a port, to help them track shipment chain-of-custody and enhance border security.

“We’ve strategically invested to help our customers comply with increasingly complex cross-border regulations that can impact the flow of shipments,” said Descartes chief executive officer Arthur Mesher. “With the offerings of FCS and ViaSafe as part of our Global Logistics Network, our customers are better able to comply as these regulations are implemented by product, mode of transportation, and country of import and export.”

Descartes paid U.S. $29.3 million to acquire FCS last week, excluding applicable transaction costs. FCS had approximately U.S. $1.6 million in working capital at closing. The purchase price was satisfied with U.S. $25.3 million in cash (approximately U.S. $8.4 million of which was deposited in escrow to secure certain indemnities and contractual obligations provided by FCS’ former shareholders) and the issuance of approximately 1.1 million Descartes common shares.

FCS’ preliminary unaudited revenues for its fiscal year ended December 31, 2005, were approximately $4.3 million. FCS’ preliminary unaudited net income for that same period was approximately nil after deducting $2.4 million in profits that were distributed to employees and shareholders. Descartes anticipates filing a business acquisition report with securities regulators by September 13, 2006, that includes certain historic FCS audited annual and unaudited interim financial information, together with certain combined Descartes and FCS pro forma historical financial information.

Descartes’ FCS acquisition comes about two and a half months after it purchased ViaSafe Inc., an Ottawa, Ontario-based provider of cross-border compliance technology.

“We’ve combined with companies that process similar electronic shipping information for our existing customers but use that information to help our customers with different business processes,” said Mesher. “With similar software-as-a-service business models and profit disciplines as ours, these companies are welcome additions to the Global Logistics Network.”

Conference Call Details

Descartes management will discuss its recent acquisitions in a live conference call at 8 a.m. EDT this morning. Designated numbers are (800) 967-7140 or (719) 457-2629. The company simultaneously will conduct an audio webcast on the Descartes website at www.descartes.com/company/investors. Dial-in or log-in is required approximately 10 minutes beforehand.

Replays of the conference call will be available in two formats and accessible for 24 hours after the call’s completion by dialing (888) 203-1112 or (719) 457-0820 and using passcode number 2858394. An archived replay of the webcast will be available at www.descartes.com/company/investors.

Descartes (Nasdaq: DSGX) (TSX: DSG) has been dedicated to forming the world’s largest electronic logistics network since its founding in 1981. Descartes’ GLN processes more than a million documents every day. Those documents are shared by more than 3,000 Descartes clients and their customers in 60 countries. Descartes’ on-demand logistics software-as-a-service helps companies with transport operations and offers software applications designed to operate independently of the network. Customers include about 1,600 ground carriers and more than 90 airlines, 30 ocean carriers, 900 freight forwarders and third-party providers of logistics services, and hundreds of manufacturers, retailers, distributors, private fleet owners and regulatory agencies. The company now has about 295 employees and is based in Waterloo, Ontario, with operations in Ottawa, Atlanta, Pittsburgh, Washington, D.C. and Stockholm.

On the Net: www.descartes.com

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Descartes Contact:

Investor Relations

investor@descartes.com

519 746 6114 x2358

Descartes emphasizes that the FCS financial results for the year ended December 31, 2005 that are included in this press release are unaudited and preliminary. FCS’ actual results or audited results for this period may vary, perhaps materially.

This release contains statements that are considered forward-looking information by applicable securities laws (“forward-looking statements”), including statements that relate to Descartes’ ability to help customers comply with cross-border regulations; Descartes’ ability to solve customs compliance challenges as additional filing standards are adopted by customs authorities throughout the world; Descartes’ product and service functionality and performance and potential benefits derived therefrom; Descartes’ competitive position, Descartes’ current intention to file a Business Acquisition Report and other matters that may constitute forward-looking statements. These forward-looking statements involve known and unknown risks, uncertainties, assumptions and other factors that may cause the actual results, performance or achievements of Descartes to differ materially from the anticipated results, performance or achievements implied by such forward-looking statements. Such factors include, but are not limited to, Descartes’ management’s understanding of FCS’ business and affairs being accurate and complete, Descartes’ ability to be certified by applicable customs authorities to provide electronic filing services, Descartes’ successful execution of its product and service development plans, Descartes’ ability to successfully integrate the FCS and ViaSafe acquisition, Descartes’ determination that it is not required by applicable securities laws to file a Business Acquisition Report and the factors discussed in the sections entitled, “Risk Factors” and “Certain Factors That May Affect Future Results” in documents filed with the Securities and Exchange Commission, the Ontario Securities Commission and other securities commissions across Canada. If any of such risks or factors actually occurs, they could materially adversely affect our business, financial condition and results of operations.